

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2013

Via E-mail
Jose Montero
Chief Financial Officer
Copa Holdings, S.A.
Avenida Principal y Avenida de la Rotonda, Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre, Panama City, Panama

> **Re:** **Copa Holdings, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed April 29, 2013**
> **File No. 001-32696**
> **Response dated July 25, 2013**

Dear Mr. Montero:

We have reviewed your response letter dated July 25, 2013 and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2012

Operating and Financial Review and Prospects

B. Liquidity and Capital Resources

Operating Activities, page 55

1. Refer to prior comment 3. Please further clarify your analysis in regard to how the factors disclosed directly affect cash regarding the variance in net cash flows of operating activities. Note that references to results of operations, which is prepared on the accrual basis of accounting, and working capital movements may not provide a sufficient basis for an investor to fully understand comparative changes in cash flows of operating activities in terms of cash. For example, it is not clear how a change in net income, prepared on the

accrual basis, directly impacts cash of operating activities, or how changes in other current assets and air traffic liability directly contribute to changes in the actual cash provided by or used for operating activities. In regard to the air traffic liability, it appears it is the change in the amount of cash received for tickets sold in advance of when the ticket sales are recognized as revenue that affects the amount of operating cash. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Provide us with a copy of your intended revised disclosure.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief